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                        May 16, 2024

       Douglas E. Onsi
       Chief Executive Officer
       Leap Therapeutics, Inc.
       47 Thorndike Street, Suite B1-1
       Cambridge, MA 02141

                                                        Re: Leap Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2024
                                                            File No. 333-279340

       Dear Douglas E. Onsi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Julio E. Vega